[WASTE MANAGEMENT LETTERHEAD]
June 6, 2006
Via EDGAR and Facsimile (202) 772-9369
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
     Re: Comment Letter dated May 16, 2006 relating to Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) of Waste Management, Inc. (the “Company”), filed February 21, 2006, File No. 001-12154
Dear Mr. Hartz:
     In connection with your review of the Company’s Form 10-K, we submit the following response to your letter of May 16, 2006 addressed to David Steiner. The response below includes the original comments from your letter (in italics), followed by our responses. Please note there is some overlap in our responses to your comments and, therefore, we respectfully request that you consider our responses in the aggregate, as we believe the format in which we have responded gives the most comprehensive explanations and answers to your questions.
     We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention devoted to our filing. Please feel free to contact the Company at the telephone number listed at the end of this letter.
Tax Matters
1. We note that the settlement of tax audits resulted in a reduction in income tax expense of $398 million in 2005, $101 million in 2004 and $6 million in 2003. Were it not for the reversals of the reserves you established for these tax exposures your net income in 2005 would have fallen 6% rather than increased 26%, as reported. In order for us to better understand these reserves please provide us with the following:
-	Explain the underlying material tax position(s) you have taken which you believe may be challenged and potentially disallowed;

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
-	Tell us whether you consider the position to be specific tax “shelters” as defined by tax authorities, or whether they represent tax uncertainties entered into in the ordinary course of business;

-	Describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed;

-	Quantify in all respects the surrounding accounting for such tax positions;

-	Quantify the activity of the reserves from inception, or at least provide adequate historical perspective concerning the last three years reversals and their original reserve dates;

-	Identify where, in both the income statement and balance sheet, the reserve activity was originally recorded;

-	Quantify and identify any current reserves and their underlying purpose;

-	Regarding any current reserves, describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed

-	Indicate in the activity any actual disallowances;
     The Company acknowledges that, were it not for the reversals of the tax reserves in 2005, the Company’s net income would have decreased rather than increased. However, the Company respectfully notes that the tax benefits included in net income recognized by the Company were due not only to the reversal of the reserves, but also other benefits arising as a result of the audit settlements (for an example see reference to the sale of assets transaction and generation of additional capital losses in the “Fiscal 2004” section below). Additionally, the Company notes that it made a concerted effort to inform investors that the comparability of its net income for 2005 as compared with 2004 was affected by the reversals. For example, the Company disclosed in the “Margin Improvement” section of the Management’s Discussion and Analysis Overview in its Form 10-K that the Company’s improved net income as a percentage of revenues as compared to the prior year was “largely due to a tax benefit resulting from tax audit settlements.” Similar language was included in the Company’s earnings press releases and Forms 10-Q for the quarters in which reversals were recorded.
General
     In the normal course of accounting for income taxes, the Company records and maintains reserves related to tax return filing positions in compliance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The majority of the current reserve amounts are included in the Company’s accrued income taxes, which the Company tracks by individual matter. The remaining balance, which represents 5.5% of the total reserves for uncertain tax matters as of January 1, 2006 and relates to Canadian reserve items, is included in non-current deferred income taxes and is also tracked by individual matter. The reserve balances as of January 1, 2003 related to tax exposure items identified for tax periods dating back to 1988. Reserve amounts, the accounting for which is described in detail in response to Comment #2, are recorded as debits to the tax provision on the income statement and credits to accrued income taxes on the balance sheet. Once established, the Company generally will not adjust a tax reserve (aside from the annual accrual of interest expense) unless and until there has been a discrete event requiring an adjustment, such as a change in the tax law, the issuance of regulations, the closing or settlement of an audit or the running of the statute of limitations. If a

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
reduction is necessary or required, the reserves plus the related interest accrued on such amounts are reversed from accrued income taxes into the tax provision line of the income statement, where the charge(s) was (were) originally recorded.
     Although the Company has referenced certain percentages of its total reserves in its discussion below, it is not implying that the percentages are necessarily indicative of whether the Company considers the tax position and related reserve material. The Company assesses the materiality of its positions and the amounts of its reserves in accordance with the guidance provided in Staff Accounting Bulletin No. 99, Materiality, and Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information. Instead, the Company has provided this information to assist the Staff in its understanding of the number of items, as well as the significance of those items, that are contained in the Company’s reserves for uncertain tax positions.
Last Three Fiscal Years
     The Company has described its reserves for uncertain tax positions and the activity related to those reserves for the past three fiscal years in the response below. Since 2003, we have closed 17 audits by the Internal Revenue Service and one by an international taxing authority covering 14 years. As a result of the number of years under audit, the number of uncertain tax positions included in the Company’s reserves has been substantial. The Company believes that its general discussion of its reserves and an explanation of the activity within those reserves best explains why the Company reversed reserves for tax exposures in the last three fiscal years. The Company has attached as Exhibit A a “roll-forward” showing the activity of its uncertain tax positions since January 1, 2003, which tracks the discussion below, to assist the Staff in its review. The Company has also attached as Exhibit B a summary of tax audits closed in the last three fiscal years.
Fiscal 2005
     The Company’s tax reserves balance as of January 1, 2005 included 23 separate exposure items. Of these items, three were “asserted,” meaning a taxing authority had identified and challenged the Company’s position regarding the item. The remaining 20 items were “unasserted,” meaning that, although no taxing authority had identified and challenged the Company’s position with respect to the item, the Company assumed that the item would be identified by a taxing authority and that the Company’s position would be challenged. As of January 1, 2005, of the 23 separate reserve amounts, only six items individually constituted over five percent of the total reserve. Each of the remaining 17 reserves amounted to less than five percent of the total reserve amount; of which seven equaled less than one percent of the total reserve and 10 were between one and five percent of the total reserve. It should be noted that two of the 23 exposure items relate to reserves established for state tax return positions. Although these state items have been aggregated into two single reserves, one classified as asserted and one classified as unasserted, there are 39 specific exposure issues that are individually tracked and quantified and make up the total state asserted and unasserted reserve items.

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
     All but one of the tax positions included in the reserves as of January 1, 2005 represented tax uncertainties entered into in the ordinary course of business. This one matter related to contingent liabilities transactions entered into in 1997 by certain subsidiaries of Waste Management Holdings, Inc. (f/k/a Waste Management, Inc.) prior to their acquisition by the Company. The transactions were identified as “listed transactions” pursuant to the IRS’ Notice 2001-17 (January 18, 2001). The Company established a tax reserve for the deductions for the capital losses claimed by the subsidiaries in 1997, which was disclosed to the IRS at the inception of the 1997 audit. The Company filed under Revenue Procedure 2002-67 for fixed concession settlement procedure, which was accepted by the IRS, and as a result, in the second quarter of 2005, when the audit for the tax years involving the transactions closed, the Company utilized the majority of this reserve in settling the issue. This reserve matter was one of the single largest items included in the balance of uncertain tax position reserves as of January 1, 2005. It represents the only asserted tax position included in the reserves in the year that represented more than five percent of the total reserves at the beginning of the year. It is also the only material tax position for which a deduction has been disallowed in the past three fiscal years.1
     As previously discussed, six of the 23 positions represented a reserve amount that was five percent or more of the total reserves balance in 2005. Three of these, as well as others that were of a lesser amount, related, albeit in some cases only tangentially, to the Company’s acquisition of Waste Management Holdings, Inc. and the subsequent accounting and legal issues it faced in 1999 through 2002. In July 1998, the Company (then known as USA Waste Services, Inc.) acquired Waste Management Holdings (then known as Waste Management, Inc.) in a triangular merger transaction that was accounted for as a pooling-of-interests. As the Commission is aware, the Company had an earnings shortfall in the second quarter of 1999, and announcements made by the Company in relation to the shortfall led to a multitude of lawsuits against the Company, including a class action lawsuit and the consent by the Company to the issuance by the Commission of a Cease and Desist Order. At the direction of its Board of Directors, the Company initiated a comprehensive accounting review of its accounting records, systems, processes and controls during 1999, and as a result, recorded $1.2 billion (after-tax) of charges in the third quarter of 1999.
     The reserves for uncertain tax positions related to these issues included, generally, (i) the deductibility of certain payments in settlement of lawsuits; (ii) the deductibility of certain professional fees, transaction and other merger related costs in connection with the July 1998 acquisition of Waste Management Holdings, Inc.; (iii) the deductibility of certain expense items

[1]	The Company entered into a nearly identical contingent liability transaction in 1996. The Company established a tax reserve for the deductions in 1996, which was disclosed to the IRS at the inception of the audit for 1996. The Company also filed for fixed settlement for this transaction. The reserve for this transaction was aggregated, although computed and tracked separately, with the reserve for the above-described transaction because of the similar nature of the transactions. A portion of the reserve was reduced during 2004 when the audit for 1996 closed. Therefore, the “contingent liability transaction” reserve, which was established in 1996, and increased for the above-described transaction in 1997, was partially reduced in 2004 and the majority of the remainder was reduced in 2005, as discussed above. As discussed, the reserve is one of the 23 recorded as of January 1, 2005 that was carried over from fiscal 2004 (but in a reduced amount because of the payments made once the audit for 1996 closed).

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
recorded as part of the 1999 third quarter charge referred to above; and (iv) the ability to utilize Section 29 (n/k/a Section 45K) federal income tax credits due to potential taxable income limitations. In the second quarter of 2005, the Company reversed a substantial amount of these reserves, representing three separate tax positions, two of which equaled more than five percent of the total at the beginning of the year. The reversals were made once the Company received notification, dated June 23, 2005, that the audit for 1997 – 2000 was finalized (and the IRS had not challenged the Company’s positions). The resolution of the remaining three reserve items relating to these matters is described below, under “Current Year.”
     The Company also carried a reserve balance that represented more than five percent of the total reserve as of the beginning of 2005 that related to the structure and financing of certain of the Company’s international operations, and whether the income from these entities represented U.S. includible taxable income to the Company on a consolidated basis. In the second quarter of 2005, the Company reversed a substantial portion of this reserve as the audit for the majority of the relevant tax years closed and the IRS did not challenge the Company’s position. The Company intends to reverse the remainder of the reserve in connection with the settlement of the IRS’s audit for 2002 – 2003, as described below, under “Current Year.”
     The final tax position included in the reserve balance during fiscal 2005 that represented over five percent of the total reserve as of the beginning of the year relates to state tax issues. Although a portion of this reserve was reversed in the third quarter of 2005 as state audits were completed, a significant amount is still recorded in the Company’s financial statements, and is described below, under “Current Year.”
Fiscal 2004
     As of January 1, 2004, the Company’s reserves balance for uncertain tax positions included 35 separate matters. Twenty-three of these matters were the same matters referenced above in fiscal 2005, which carried over from 2004. Of the 12 matters that did not carry over to 2005, eight were asserted and four were unasserted. The four unasserted matters that did not carry over to 2005 each accounted for less than five percent of the total reserves as of the beginning of the year. Each was reversed, in whole, during the year as the relevant statute of limitations ran or the audit for the relevant tax years was completed and the positions were either not challenged or ultimately not disallowed by the IRS. Of the eight matters that the IRS had identified and challenged, but were still reversed in 2004 and therefore did not carry over into 2005, none represented more than five percent of the total reserve as of the beginning of the year. However, one matter, related to a series of asset sales transactions undertaken in 1988 by a subsidiary of the Company prior to its acquisition by the Company, represented four percent of the total reserve. The IRS disallowed the deductibility of capital losses claimed as a result of the transactions, and in 1997 the Company recorded a loss accrual equal to 40% of the tax benefit based on its analysis of the likelihood of its success on appeal, the hazards of litigation and ancillary matters. The Company was ultimately successful in its appeal of the issue, and reversed the reserve in the fourth quarter of 2004 when it reached a formal settlement with the IRS. In addition, the Company was able to sustain additional basis on shares involved in the transaction generating additional capital losses resulting in a tax refund.

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
Fiscal 2003
     As of January 1, 2003, the Company’s reserves balance for uncertain tax positions included 36 separate matters. Of these matters, 11 were asserted and 25 were unasserted. All but one of the reserves in 2003 carried over into fiscal 2004, and 23 carried over into fiscal 2005; therefore, they generally have been described in the discussion for those years, above. The reserve that did not carry over into future years was related to capital gains in connection with the divestiture of an international subsidiary. This reserve represents the entire reversal in the fourth quarter of 2003, which was made in connection with a settlement entered into with U.K. taxing authorities.
Current Year
     As of January 1, 2006, the Company’s reserves balance for uncertain tax positions included 13 separate matters. Five of the 13 matters represent over five percent of the total reserve as of the beginning of the year. All but one of the 13 matters as of January 1, 2006 are unasserted. Two of the matters as of the beginning of the year relate to state tax matters; one that has been challenged by the taxing authorities and represents approximately three percent of the total reserve as of the beginning of the year and the one described below, which is unasserted.
     The largest single reserve remaining in fiscal 2006 relates to relatively small state tax matters, which the Company has aggregated and reserved for as a single matter, although the 39 individual state issues are calculated and tracked separately. The Company operates through over 400 domestic subsidiaries, which operate in 48 states and the District of Columbia and pay state income and franchise taxes to a multitude of jurisdictions. Due to the number of matters involved, as well as the different entities, jurisdictions, facts and circumstances, it is difficult for the Company to describe the underlying position(s) taken related to each of the separate state tax reserves without going into considerable and substantial detail.
     Three remaining reserves for uncertain tax positions recorded as of January 1, 2006 were described above, under “Fiscal 2005.” These tax positions involve matters related to (i) the deductibility of certain payments in settlement of lawsuits; and (ii) the Company’s position related to the structure and financing of certain international operations and whether the income represents U.S. includible taxable income. These reserves were neither utilized nor reversed in 2005 because the tax years to which the Company’s positions relate were under audit by the IRS. However, the Company has recently received notification that the Joint Committee has completed its consideration of the Company’s settlement of the IRS audit for the 2002 – 2003 tax years and has taken no exceptions to the conclusions reached by the IRS. Therefore, because the related audit has been settled in the second quarter and these positions will not be disallowed, the Company intends to reverse the three reserves in the second quarter of 2006.
     The final reserve in 2006 that represents more than five percent of the total reserve balance as of the beginning of the year relates to the Company’s assertion of its rights to Section

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
29 (n/k/a Section 45K) federal income tax credits pursuant to a business arrangement with a third party.
2. In addition, please elaborate on your accounting policy for how you account for this reserve. For example you state that you record the amounts for positions that “may be challenged and potentially disallowed”. It is unclear from this language what your overall threshold of probability is when establishing and adjusting this reserve.
     The Company has stated in its periodic reports filed with the Commission that it establishes reserves for tax positions when it believes such positions “may be challenged and potentially disallowed.” The Company assumes that the IRS or other appropriate taxing authority will identify all uncertain tax positions and will take the action necessary to challenge effectively such positions. Therefore, as an initial matter, the position in question must be uncertain, in which case it is assumed the taxing authority will challenge it. Uncertainty generally arises when there is, or may be, disagreement as to the deductibility of items and/or the recognition or timing of income. At the time a tax benefit is generated through the tax provision, the Company performs an analysis to determine what amount of such benefit should be reserved (i.e., measurement of liability). The amount of the reserve is determined through an analysis of all of the facts and circumstances, including the application of current case law and guidance published by the various taxing authorities as it relates to the applicable tax position taken by the Company to predict the most likely outcome upon settlement of the issue. If the analysis indicates that it is probable that a portion of the tax benefit will not be sustained, a reserve is established through a debit to the provision for income taxes on the income statement and a credit to accrued income taxes on the balance sheet.
     The Company’s policy is that no adjustment will be made to a previously established reserve unless a discrete event has occurred. In most cases, the event is one that has settled the matter conclusively, such as the closing or settlement of an audit, the running of the statute of limitations or a change in the law. Although it did not occur during the years in question, it is also possible that a reserve could be adjusted based on new information such as a recent court decision or new guidance published by a taxing authority.
     In addition to reserve amounts for uncertain tax positions, the Company accrues interest related to the underlying tax reserve. Specifically, interest expense is accrued on a quarterly basis by recording a debit to the provision for income taxes on the income statement and a credit to accrued income taxes and is therefore included in the Company’s effective tax rate for the quarter. If a reversal of a reserve is required, the related interest is also reversed through the Company’s provision for income taxes on the income statement.
3. In light of the material amount of reversals from the reserves, please describe for us the reasons for the lack of disallowance and tell us what consideration you have given to your track record regarding the likelihood of disallowance. We may have further comment.
     The Company cannot comment with certainty on why it was able to sustain its uncertain tax positions. As previously noted, a large number of its tax positions during the previous three

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
years were unasserted. Therefore, the Company does not know whether the taxing authorities never identified the positions or determined not to challenge those positions.
     The Company has maintained reserve balances for approximately 80 separate tax positions (including specific state tax positions) over the last three years, most of which relate to circumstances or transactions that occurred over five and sometimes as many as ten years ago, and many of which relate to actions or transactions by companies prior to their acquisition by the Company. The Company has undergone substantial changes over the last eight years (including divesting of international and non-core operations and changes in management). Many of the issues involved in the tax positions taken by the Company in previous years are simply no longer relevant. As a result, the Company believes the resolution of previous tax positions is not necessarily precedent setting. Each of the Company’s uncertain tax positions relies on specific facts and circumstances unique to that matter. As described, the Company maintains reserves for uncertain tax positions that carry over from one year into another. However, the Company does not consider the lack of a challenge by a taxing authority in any one-year a reason to believe that there will be no challenge on the same issue in a subsequent year.
4. Please provide for us an analysis of your views concerning the FASB May 10, 2006 meeting concerning new disclosures about tax uncertainties and what changes you are contemplating to provide more transparency to this material policy. Also, tell us what consideration you have given to including this as a critical accounting estimate and assumption in your MD&A.
     The Company believes that the disclosure proposals discussed in the FASB’s May 10, 2006 meeting have both advantages and disadvantages, as do most proposals included in projects seeking to clarify criteria for accounting practices, and as evidenced by comment letters received in response to FASB exposure drafts. The Company looks forward to the release of a final interpretation by the FASB.
     The Company currently discloses, in its Summary of Significant Accounting Policies footnote to its financial statements included in its Form 10-K, a description of its accounting for income taxes. Additionally, in the Company’s Critical Accounting Estimates and Assumptions disclosure in its Management’s Discussion and Analysis, it has explained to investors that estimates and assumptions are used in the preparation of its financial statements, many of which require significant judgment. The Company currently discusses its income tax matters within its MD&A under “Provision for Income Taxes,” a separate footnote to the financial statements for Income Taxes and within its Commitments and Contingencies footnote. The Company believes that these disclosures adequately inform investors of both the inherent uncertainties regarding tax positions and the effect that related reserves and the reversals of those reserves have on the Company’s results of operations. However, when the FASB announces new disclosure standards for such matters, the Company will revisit its disclosures to ensure full compliance with the new guidance.
     The Company previously determined not to include accounting for tax reserves as a separate critical accounting estimate and assumption in its MD&A. As noted, the Company discloses the fact that the preparation of its financial statements relies on many estimates and

Mr. John Hartz
Senior Assistant Chief Accountant
June 6, 2006
assumptions and the judgment of management. Although the Company’s reversal of tax reserves in fiscal 2005 and 2004 resulted in a significant reduction in its provision for income taxes, the Company believes that the materiality was caused more by the timing of the closing of audits and the significant transactions that occurred during those years than the accounting policies themselves. However, the Company appreciates and agrees with the importance of clarity and transparency in financial statements, and given the expected reversal of reserves in the second quarter of 2006, the Company will make appropriate disclosures in its MD&A regarding its accounting for uncertain tax positions.
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or need any additional information, please contact Amanda Maki, Corporate Counsel, at (713) 512-6367.

Very truly yours,

/s/ Robert G. Simpson

Robert G. Simpson
Senior Vice President and Chief Financial Officer

cc:	Ryan Rohn, Securities and Exchange Commission

David P. Steiner, Waste Management, Inc.
Attachments

EXHIBIT A

	Number of Uncertain Tax Positions
	Beginning		Reversal/		End
Fiscal Year / Category	of Year	Additions	Utilization	Transfers(1)	of Year
2003						Summary - Beginning of Year 2003
Asserted — Greater Than 5%	1				1	Asserted	11
Asserted — Less Than 5%	10				10	Unasserted	25

Unasserted — Greater Than 5%	5	1		(1)	5	Total	36

Unasserted — Less Than 5%	20		(2)	1	19	Greater Than 5% of Beginning Balance	6

Total	36	1	(2)	—	35

2004						Summary - Beginning of Year 2004
Asserted — Greater Than 5%	1				1	Asserted	11
Asserted — Less Than 5%	10		(8)		2	Unasserted	24

Unasserted — Greater Than 5%	5				5	Total	35

Unasserted — Less Than 5%	19		(4)		15	Greater Than 5% of Beginning Balance	6

Total	35	—	(12)	—	23

2005						Summary - Beginning of Year 2005
Asserted — Greater Than 5%	1		(1)		—	Asserted	3
Asserted — Less Than 5%	2		(1)		1	Unasserted	20

Unasserted — Greater Than 5%	5		(2)	2	5	Total	23

Unasserted — Less Than 5%	15	1	(7)	(2)	7	Greater Than 5% of Beginning Balance	6

Total	23	1	(11)	—	13

2006						Summary - Beginning of Year 2006
Asserted — Greater Than 5%	—					Asserted	1
Asserted — Less Than 5%	1					Unasserted	12

Unasserted — Greater Than 5%	5					Total	13

Unasserted — Less Than 5%	7					Greater Than 5% of Beginning Balance	5

Total	13

(1)	Represents tax issues/matters that changed classification between greater than and/or less than 5% due to the year-to-year change in total tax reserve balance.

EXHIBIT B
Summary of Audits Closed (in Chronological Order of When They Closed)

Fiscal 2003	UK Waste Management Holdings (1999)

Fiscal 2004	Rust International, Inc. (1993-1996 & 1998)
City Management Corporation (1993-1997)
USA Waste Services, Inc. (1997-1998)
United Waste Systems, Inc. (1994-1996)
United Waste Systems, Inc. (1997)
Wheelabrator Technologies Inc. (1988-1993)
Chemical Waste Management, Inc. (1991-1992)
Wheelabrator Technologies Inc. (1994-1996)
Waste Management Holdings, Inc. (1991-1992)
Waste Management Holdings, Inc. (1993-1996)
Chemical Waste Management, Inc. (1989-1990)
Chemical Waste Management, Inc. (1993-1995)
Waste Management, Inc. (2001)

Fiscal 2005	Rust International, Inc. (1997)
Wheelabrator Technologies Inc. (1997-1998)
Waste Management Holdings, Inc. (1997)
Waste Management, Inc. (1998-2000)

Fiscal 2006	Waste Management, Inc. (2002-2003)